Manually Executed
Sequentially Numbered
Exhibit Index on Page 19

02040925

1-5381

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to ____________

Commission File No. 0-21496

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Retirement Savings Value Plan for Employees of WestPoint Stevens Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: WestPoint Stevens Inc., 507 West 10th Street, West Point, Georgia 31833.

AUDITED FINANCIAL STATEMENTS

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

December 31, 2001 and 2000 and Year Ended December 31, 2001
with Report of Independent Auditors

Retirement Savings Value Plan for Employees of WestPoint Stevens Inc.

Audited Financial Statements

December 31, 2001 and 2000 and Year Ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Management Pension Committee
WestPoint Stevens Inc.

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

June 14, 2002

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Ownership interest in the net pooled assets of the WestPoint Stevens, Inc. Retirement Savings Value Plan Master Trust	**$123,852,176**	$150,731,938
Accrued contributions receivable	**389,603**	
Total assets	**124,241,779**	150,731,938
Liabilities		
Fees and other payables	**(361,579)**	(48,369)
Net assets available for benefits	**$123,880,200**	$150,683,569

See accompanying notes

Retirement Savings Value Plan for Employees of WestPoint Stevens Inc.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Contributions:	
Participants	**$ 10,621,414**
Sponsor	**1,991,968**
Rollovers	**253,647**
Total additions	**12,867,029**
Deductions	
Plan's interest in investment results of the WestPoint Stevens, Inc. Retirement Savings Value Plan Master Trust	**(15,856,620)**
Administrative and other expenses	**(1,123,823)**
Benefits paid to participants	**(22,689,955)**
Total deductions	**(39,670,398)**
Net decrease in net assets available for benefits	**(26,803,369)**
Net assets available for benefits at beginning of year	**150,683,569**
Net assets available for benefits at end of year	**$123,880,200**

See accompanying notes.

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following brief description of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc., as amended and restated (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan Document for more complete description of the Plan's provisions.

General

The Plan is a voluntary defined contribution Plan for substantially all salaried and non-salaried employees of WestPoint Stevens Inc. and certain of its subsidiaries (the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Trust Agreement

As of April 2, 2001, the assets of the Plan are held for safekeeping and investment by State Street Bank (the "Trustee") as part of a trust agreement between the Sponsor and the Trustee.

Through April 1, 2001, assets of the Plan were held for safekeeping and investment by The Northern Trust Company as part of a trust agreement.

Contributions

Each active Plan participant may make contributions up to a maximum of 20% of his or her compensation on a before-tax basis, and up to a maximum of 20% on an after-tax basis, as long as the sum of the after-tax and before-tax percentages does not exceed 20% of the Plan participant's compensation. Plan participant contributions made on a before-tax basis under Section 401(k) of the Internal Revenue Code (the "Code") could not exceed the elective contribution limit of $10,500 during 2001. Contributions by highly compensated employees are subject to additional restrictions.

The Sponsor matches up to 50% of each Plan participant's before tax contributions not to exceed 1% of the Plan participant's gross wages. The Plan Sponsor made matching contributions $1,991,968 in 2001.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Sponsor contributions and Plan investment results. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Sponsor contributions. The balance of forfeited nonvested accounts was not material as of December 31, 2001 and 2000. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Net Assets Available for Benefits

The WestPoint Stevens, Inc. Retirement Savings Value Plan Master Trust (the "WPS Master Trust"), maintained by the Trustee, holds certain assets of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. ("the Plan") as well as the assets of the Retirement Savings Value Plan for the Employees of Liebhardt, Inc.

See Note 4 for a summary of the WPS Master Trust net assets as of December 31, 2001 and 2000, including the allocation of the WPS Master Trust net assets to the Plan and the related share of net investment income (losses) of the WPS Master Trust allocated to the participants of the Plan for the year ended December 31, 2001.

Vesting

Plan participants are fully vested with regard to their employee contributions. Plan participants are fully vested in Sponsor contributions after 5 years of service, upon attainment of age 65, or termination due to death or total and permanent disability.

1. Description of the Plan (continued)

Loans

Participants may borrow from their vested balance in the Plan. The minimum loan amount is $1,000 and the outstanding balance may not be higher than $50,000. The loan is to be secured by the participant's assets in the Plan and the loan amount is not to exceed 50% of the borrower's vested account balance immediately after securing the loan. The maximum term of a general loan is 5 years, and the maximum term of a residential loan is 15 years. The interest rate is to be based primarily on the rate of interest that one or more local banks or other lending institutions would charge on a similar loan, taking into account, among other things, the collateral secured to pledge the loan.

Payment of Benefits

If a participant terminates employment prior to attaining age 55, other than for reasons of total and permanent disability, plan benefits are payable to a participant in a single lump sum distribution. If a participant terminates employment after attaining age 55 or by reason of total and permanent disability, plan benefits are payable to a participant in a single lump sum, in installments, or in a combination of the two methods. If a Plan participant elects to make a withdrawal which is less than the full amount available for withdrawal, the amounts withdrawn will be made in the following order:

(a) the amount of all the participant's after-tax contributions to the Plan plus earnings (or minus losses) thereon to the extent not previously withdrawn;

(b) the balance of the participant's rollover contribution account plus earnings (or minus losses) thereon; to the extent not previously withdrawn;

(c) in the event of hardship, the amount of before-tax contributions, after-tax contributions, and rollover contribution;

(d) after attaining age 59 ½, the entire amount in the before-tax contribution, after-tax contribution and rollover contribution account; and

(e) after attaining age 70 ½, the entire amount in the employer matching contribution account and profit sharing contribution account.

1. Description of the Plan (continued)

Payment of Benefits (continued)

Hardship withdrawals are available in the following circumstances: (a) medical expenses for Plan participant, spouse, or dependents; (b) payment of tuition for post-secondary education for Plan participant, spouse, or dependent; (c) purchase of a principal residence; and (d) payment of amounts necessary to prevent foreclosure of mortgage on, or eviction from, Plan participant's principal residence. The WestPoint Stevens Inc. Management Pension Committee (the "Pension Committee") shall determine whether the requisite financial hardship exists in accordance with the requirements of Section 401(k) of the Internal Revenue Code and regulations thereunder. A participant making a hardship withdrawal is ineligible to contribute to the Plan for the next twelve (12) months from the date of receipt of the withdrawal.

Amounts due Plan participants who have requested a withdrawal of funds from the Plan as of December 31, 2001 and 2000 totaled approximately $108,168 and $1,472,696, respectively, which is a difference between the accompanying financial statements and the related Form 5500.

Plan Termination

While the Sponsor has not expressed any intent to do so, the Pension Committee retains the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event a decision is made by the Pension Committee to terminate the Plan, all participants shall receive full distributions of the balances in their accounts or the Pension Committee may instruct the Trustee to continue to manage the assets for a set period of time.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared based on the accrual method of accounting with investments carried at fair values or contract values, which approximate fair value, as described below.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

The WestPoint Stevens Company Stock Fund is valued at its fair value as determined by national stock exchange closing prices. The Stable Value Fund consists primarily of guaranteed investment contracts which are valued at contract value. The other funds, which consist of the following: SSGA Equity Index Fund; Aggressive Equity Fund, which is made up of the SSGA U.S. Large Cap Growth, MAS Small Cap Value, and Brokerage Stocks; Balanced Fund; International Fund; Value Fund; and Bond Market Fund, are valued at their redemption prices (fair values) as established by the fund manager. Generally, the fair values are based on national stock exchange closing prices or other published sources. The Participant Loans are valued at cost.

Guaranteed investment contracts ("GIC") are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due. Certain GICs included in the WestPoint Stevens Master Trust are synthetic; that is, the WestPoint Stevens Master Trust owns certain fixed income securities and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 2001 and 2000, the fair value of the underlying assets of the synthetic GICs (as determined from quoted market prices) were $58,766,809 and $58,871,624, respectively, and the values of the related wrapper contracts were $(2,066,000) and $(659,702), respectively.

The guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Sponsor-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuer or otherwise. The fair value of the guaranteed investment contracts at December 31, 2001 and 2000 was $65,662,502 and $63,867,609, respectively. The average yield was approximately 5.95% and 6.4% in 2001 and 2000, respectively. The credited interest rates for those guaranteed investment contracts are reset annually by the issuer but cannot be less than zero and ranged from 2.44% to 7.71% at December 31, 2001 and were 5.6% to 7.2% at December 31, 2000.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

Purchases and sales of securities are reflected on the trade dates. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Administrative Expenses

All administrative and investment expenses are paid by the Plan.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Party-in-Interest Transactions

During 2000 and through April 1, 2001, certain Plan assets included in the Stable Value Fund and the Equity Index Fund were managed by the Northern Trust Company ("Northern Trust"). As Northern Trust was the trustee, as defined by the Plan, transactions involving these investments were party-in-interest transactions.

Since April 2, 2001, certain Plan assets included in the Company Stock Fund, Bond Market Fund, S&P 500 Index Fund, ULCG Opportunities Fund, and the Equity Index Fund were managed by State Street Bank and Trust Company ("State Street"). As State Street is the trustee, as defined by the Plan, transactions involving these investments are party-in-interest transactions. In addition, transactions involving the Company Stock Fund, which invests in the common stock of the Parent, also qualify as party-in-interest transactions.

3. Income Tax Status

The Internal Revenue Service ruled on August 9, 1995 that the Plan qualifies under Section 401 (a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Investments

The Retirement Savings Value Plan for Employees of WestPoint Stevens, Inc. held an ownership interest in the net-pooled assets of the master trust of approximately 99.3% and 99.4% at December 31, 2001 and 2000, respectively.

Net assets of the WestPoint Stevens Master Trust are as follows:

	December 31 2001	December 31 2000
Pooled assets		
Company Stock Fund:		
WestPoint Stevens Inc. Common Stock	**$ 8,958,076**	$ 23,848,133
State Street Bank & Trust Cash	**408,627**	–
Short-Term Investment Fund:		
State Street Bank & Trust	**4,780,710**	3,896,735
Guaranteed Investment Contracts:		
Allstate Life Insurance Company		
Contract No. GA-6317		
Bond Fund Investments	**1,578,358**	–
Contract No. 31041		
Allstate SA Constant Duration	–	5,472,459
Contract No. GA-77030		
Invesco Group Trust	**2,786,802**	3,519,088
Contract No. 77188		
Invesco Group Trust	**8,019,583**	–
Bank of America		
Contract No. 99-064		
Invesco Group Trust	**3,042,788**	3,794,223
Bankers Trust Co.		
Contract No. 97925THT	–	4,130,447

4. Investments (continued)

	December 31 2001	2000
Pooled assets (continued)		
CDC Investment Management Corp. Contract No. BR-263-01	–	206,686
GE Life & Annuity Assurance Co. Contract No. GS-3558	**1,449,393**	–
Jackson National Life Contract No. G12431	–	2,011,450
John Hancock Life Insurance Co. Contract No. 14910GAC Bond Fund Investments	**2,008,663**	2,023,213
John Hancock Life Insurance Co. Contract No. 9568 Hancock Managed Funds	**4,635,685**	4,277,032
JP Morgan Chase Bank Contract No. 401747-G Invesco Group Trust	**8,150,009**	7,571,949
JP Morgan Chase Bank Contract No. 401747-L Invesco Group Trust	**3,155,795**	3,983,041
Metropolitan Life Insurance Company Contract No. GAC-25709 Bond Fund Investments	–	1,414,338

4. Investments (continued)

	December 31	
	2001	**2000**
Pooled assets (continued)		
Monumental Life Insurance Company		
Contract No. 0097TR		
Commonwealth Edison Trust	–	517,834
Capital One Master Trust	**3,245,832**	3,096,170
Fannie Mae Whole Loan	**4,651,616**	2,466,478
PNC Student Loan	**2,515,467**	4,499,253
Chase Manhattan Auto Owners Trust	–	315,798
Cash	–	363,242
State Street Bank & Trust		
Contract No. 98146		
United States Treasury	**3,325,924**	3,254,360
Citibank Credit Card Mortgage	**2,112,502**	2,015,874
Prime Auto Trusts	**867,237**	5,015,714
Cash	**242,460**	27,082
UBS AG		
Contract No. 5027		
Federal Home Loan Mortgage	**3,690,633**	3,028,532
Fannie Mae Whole Loan	**2,319,649**	–
Amex. Optima Mortgage	**1,513,401**	1,467,280
ING Life Insurance & Annuity Company		
Contract No. 14669		
Invesco Group Trust	**4,491,423**	–
Wrapper Contract	**(2,066,000)**	(659,702)

4. Investments (continued)

	December 31 2001	2000
Pooled assets (continued)		
Mutual Funds:		
SSGA Equity Index Fund	**19,001,727**	26,493,328
Aggressive Equity Funds:		
SSGA U.S. Large Cap Growth Fund	**16,191,337**	23,373,854
MAS Small Cap Value Fund	**1,133,265**	–
Brokerage Stocks	**49,769**	–
Balanced Fund	**8,054,767**	10,373,591
International Funds	**460,951**	–
Value Fund	**721,365**	–
Bond Market Index Fund	**1,425,142**	–
Participant Loans	**1,911,425**	–
Net Assets of WPS Master Trust	**$124,834,209**	$151,797,482
Ownership interest in the net pooled assets of the WestPoint Stevens Inc Retirement Savings Value Plan Master Trust	**$123,852,176**	$150,731,938

4. Investments (continued)

Net investment income of the WestPoint Stevens Master Trust for the year ended December 31, 2001 is as follows:

Net investment income:	
Interest and dividend income	**$ 4,401,686**
Net unrealized depreciation and realized gains on sales of investments:	
Company Stock Fund	**(14,321,392)**
Equity Index Fund	**(2,713,547)**
Aggressive Equity Fund	**(2,732,327)**
Balanced Fund	**(652,536)**
International Fund	**(44,911)**
Value Fund	**(52,192)**
Bond Market Fund	**35,390**
	$ (16,079,829)
Share of the allocable investment income (loss) related to the Retirement Savings Value Plan for the employees of WestPoint Stevens Inc.	**$ (15,856,620)**

Through April 1, 2001, the transaction activity was allocated by Northern Trust at .70%. From April 1, 2001 through the end of the year, the remaining transaction activity was allocated by CitiStreet at .89%. Therefore, the above investment income was accumulated using the allocation percentage for the respective period.

5. Subsequent Event

Effective December 31, 2001, the Retirement Savings Value Plan for Employees of Liebhardt Inc. merged into the Plan. In connection with the merger, $988,835 of net assets were transferred into the Plan during January of 2002.

EXHIBIT INDEX

Exhibit No.	Description
23.	Consent of Independent Auditors

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Pension Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS VALUE
PLAN FOR EMPLOYEES
WESTPOINT STEVENS INC.

Date: June 28, 2002

By: ______________________
John F. Sorte,
Chairman of the Management
Pension Committee

EXHIBIT 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-95580, Form S-8 No. 333-63339, Form S-8 No. 33-80806, Form S-8 No. 333-27913, Form S-8 No. 333-78679, Form S-8 No. 333-44366 and Form S-8 No. 333-89232) pertaining to (i) the 1995 Key Employee Stock Bonus Plan, (ii) the 1995 Key Employee Stock Bonus Plan, (iii) WestPoint Stevens Inc. 1993 Management Stock Option Plan and 1994 Non Employee Directors Stock Option Plan, (iv) the Omnibus Stock Incentive Plan, and (v) the Omnibus Stock Incentive Plan, (vi) the Omnibus Stock Incentive Plan, and (vii) the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc., respectively, of our report dated June 15, 2002, with respect to the financial statements of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

/s/ Ernst & Young LLP

Atlanta, Georgia
June 26, 2002